Exhibit 99.1

OKYO Pharma Limited Reports Annual Results for the Twelve Months Ended March 31, 2023

London and New York, NY, August 15 2023 – OKYO Pharma Limited (NASDAQ: OKYO), an ophthalmology-focused bio-pharmaceutical company which is developing OK-101 to treat dry eye disease (“DED”) to address the significant unmet need in this multi-billion-dollar market, today announced financial results for the twelve months ended March 31, 2023 and provided a corporate update on its lead program in development.

Gary Jacob, Chief Executive Officer of OKYO, commented, “We are very pleased at the advancements we have made with our flagship drug OK-101 to treat DED this year. On May 2, 2023, we announced the initiation of our first clinical trial of OK-101 to treat DED. This trial is a 240 patient, phase 2, multi-center, randomized, double-masked, placebo-controlled trial in patients with DED. This summer we are expecting to see considerable enrollment of patients in the ongoing trial and are presently on track to have top line data released in Q4 2023. I am also excited about OK-101’s dual combination of anti-inflammatory ocular activity and neuropathic corneal pain (NCP) reducing activity. NCP is a debilitating condition characterized by chronic and severe eye discomfort, leading to decreased quality of life for affected individuals. There is presently no FDA approved drug to treat NCP and we were pleased to recently announce our plan to open a small trial of OK-101 to treat patients with NCP at Tufts Medical Center in Boston. We remain steadfast in our dedication to advancing groundbreaking ocular solutions that have the potential to transform patients’ lives. Our team’s resilience and unwavering focus on research and development will continue to be the driving force behind our progress. We are actively exploring opportunities to optimize our operational efficiency and enhance our partnerships within the industry. Thank you to our employees, partners, and shareholders for their continued support as we work diligently to bring about a new treatment to benefit the many millions of patients suffering from DED.”

2023 Developments Related to OK-101

In April:

●	OKYO announced the activation of the first clinical trial site in the U.S. for its phase 2, multi-center, randomized, double-blinded, placebo-controlled trial, evaluating the efficacy and safety of OK-101 ophthalmic solution in subjects with DED.

In May:

●	OKYO announced that the first patient has been screened for its phase 2, multi-center, randomized, double–blinded, placebo-controlled trial, evaluating the efficacy and safety of OK-101 ophthalmic solution in subjects with DED.

●	OKYO announced that two presentations were to be given on OK-101 at the American Society of Cataract and Refractive Surgery (ASCRS 2023) in San Diego, CA, May 5-8, 2023.

In June:

●	OKYO announced that patients were now being dosed in the randomized portion of the phase 2, multi-center, double-masked, placebo-controlled trial of topical ocular OK-101 to treat DED, following the two-week placebo run-in period intended to minimize the placebo effect.

In July:

●	OKYO announced a new agreement with Tufts Medical Center to conduct a 40-patient open-label clinical trial evaluating the efficacy and safety of OK-101 in patients with neuropathic corneal pain (“NCP”). The Investigational New Drug (“IND”) application for NCP is planned to be filed in Q4 of 2023, with study enrollment planned to commence shortly after IND allowance by the FDA.

2023 Year End Financial Results

●	For the twelve months ended 31 March 2023 OKYO reported a loss of $13.7 million compared to $6.3 million in the twelve months ended 31 March 2022.

●	Research and development (R&D) expenses increased to $6.3 million for the twelve months ended 31 March 2023 compared to $1.6 million in the twelve months ended 31 March 2022. The increase is primarily related to the efforts involved in filing an IND for OK-101 in DED.

●	OKYO ended the period with $4.0 million cash as of 31 March 2023 as compared to $2.7 million on 31 March 2022.

OKYO’s Annual Report on Form 20-F can be accessed by visiting either the SEC’s website at www.sec.gov or the Investors section of the Company’s website at https://okyopharma.com/investors/corporate-governance/corporate-documents/ .

About OK-101

OK-101 is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response. OK-101 was developed using a membrane-anchored-peptide (MAP) technology to produce a novel long-acting drug candidate for treating dry eye disease. OK-101 has been shown to produce anti-inflammatory and pain-reducing activities in mouse models of dry eye disease and NCP; and is designed to combat washout through the inclusion of the lipid ‘anchor’ contained in the candidate drug molecule to enhance the residence time of OK-101 within the ocular environment.

About OKYO Pharma

OKYO Pharma Limited (NASDAQ: OKYO) is a life sciences company listed on the NASDAQ capital market. OKYO is focusing on the discovery and development of novel molecules to treat inflammatory dry eye diseases and chronic pain. For further information, please visit www.okyopharma.com.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further inquiries:

OKYO Pharma Ltd

Gary S. Jacob, Ph.D., CEO

U.S. (917) 497-7560

email: gjacob@okyopharma.com

Paul Spencer, Business Development and Investor Relations
+44 (0) 207 495 2379
email: info@okyopharma.com